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                                                             EXHIBIT 12(a)(13)

         THERMO ELECTRON COMPLETES CASH TENDER OFFER FOR SPECTRA-PHYSICS

WALTHAM, Mass., December 24, 2001 - Thermo Electron Corporation (NYSE:TMO) announced today that it has successfully completed its cash tender offer of $17.50 per share for any and all outstanding shares of common stock of Spectra-Physics, Inc. (NASDAQ:SPLI).

         The offer and withdrawal rights expired at midnight on Friday, December 21, 2001. EquiServe Trust Company, L.P., the depositary for the offer, reports that Thermo Electron acquired approximately 3,631,895 shares of Spectra-Physics common stock in the tender offer, bringing its equity ownership in Spectra-Physics to approximately 93.6 percent.

         Thermo Electron intends to acquire the remaining Spectra-Physics shares through a short-form merger after February 22, 2002, when the restrictions of
Section 203 of the Delaware General Corporation Law relating to any merger involving Thermo Electron and Spectra-Physics lapse. Once Thermo Electron completes the short-form merger, Spectra-Physics' shares will no longer be listed on the Nasdaq National Market. The short-form merger does not require Spectra-Physics board or stockholder approval.

         Stockholders who tendered their shares in the tender offer will receive payment for their shares shortly. Stockholders who did not tender their shares will receive $17.50 per share in the short-form merger, unless they decide to exercise their statutory appraisal rights. Shortly after February 22, 2002, the remaining Spectra-Physics shareholders will receive detailed instructions outlining the steps that they must take in order to obtain payment or exercise their appraisal rights.

         Thermo Electron Corporation is a global leader in providing technology-based instruments, components, and systems that offer total solutions for markets ranging from life sciences to telecommunications to food, drug, and beverage production. The company's powerful technologies help researchers sift through data to make discoveries that will fight disease or prolong life. They allow manufacturers to fabricate critical components required to increase the speed and quality of communications. And they automatically monitor and control online production to ensure that quality standards are met safely and efficiently. Thermo Electron, based in Waltham, Massachusetts, reported $2.3 billion in revenues in 2000 and employs approximately 12,000 people worldwide. For more information on Thermo Electron, visit http://www.thermo.com.


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